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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                              CIRCON CORPORATION
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   172736100
                                (CUSIP NUMBER)

                               ----------------

           THOMAS R. BREMER                     PAUL T. SCHNELL, ESQ.
  UNITED STATES SURGICAL CORPORATION    SKADDEN, ARPS, SLATE, MEAGHER & FLOM
           150 GLOVER AVENUE                      919 THIRD AVENUE
      NORWALK, CONNECTICUT 06856                 NEW YORK, NY 10022
            (203) 845-1000                         (212) 735-3000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               ----------------

                                 JULY 23, 1996
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                               ----------------

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] .

  Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                      13D

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 1. NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  United States Surgical Corporation
  13-2518270

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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                     (b) [_]

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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS  WC

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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(e)  [_]

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 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

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  NUMBER OF SHARES   7. SOLE VOTING POWER        None


                     ----------------------------------------------------------

 BENEFICIALLY OWNED  8. SHARED VOTING POWER     1,000,100
       BY EACH

                     ----------------------------------------------------------

  REPORTING PERSON   9. SOLE DISPOSITIVE POWER      None


                     ----------------------------------------------------------

        WITH         10. SHARED DISPOSITIVE POWER  1,000,100

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,100

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%

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14. TYPE OF REPORTING PERSON
     CO

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                                      13D

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 1. NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  USS Acquisition Corp.

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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                     (b) [_]

- --------------------------------------------------------------------------------

 3. SEC USE ONLY

- --------------------------------------------------------------------------------

 4. SOURCE OF FUNDS  AF

- --------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

- --------------------------------------------------------------------------------

 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

- --------------------------------------------------------------------------------

  NUMBER OF SHARES   7. SOLE VOTING POWER        None


                     ----------------------------------------------------------

 BENEFICIALLY OWNED  8. SHARED VOTING POWER     1,000,100
       BY EACH

                     ----------------------------------------------------------

  REPORTING PERSON   9. SOLE DISPOSITIVE POWER      None


                     ----------------------------------------------------------

        WITH         10. SHARED DISPOSITIVE POWER  1,000,100

- --------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,100

- --------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

- --------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%

- --------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON
     CO

- --------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER.

  This statement relates to the common stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 6500 Hollister Avenue, Santa Barbara, California 93117.

ITEM 2. IDENTITY AND BACKGROUND.

  The names of the persons filing this statement are United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). Parent and Purchaser are sometimes referred to as the "Reporting Persons." Each of the Reporting Persons has its principal office at 150 Glover Avenue, Norwalk, Connecticut 06856. Parent's principal business is the manufacture, developing and marketing of technologically advanced surgical wound management products to hospitals throughout the world.

  (a)-(c), (f) The information set forth in the Introduction and Section 9 "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase, dated August 2, 1996, included as Exhibit (a)(1) to the Statement on
Schedule 14D-1 (the "Schedule 14D-1"), dated August 2, 1996, filed with the Securities and Exchange Commission by the Reporting Entities (the "Offer to Purchase"), and in Schedule I to the Offer to Purchase is incorporated herein by reference. A copy of the Schedule 14D-1 is attached as Exhibit 2.

  (d)-(e) None of the Purchaser, Parent, any persons ultimately controlling Parent or, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The Shares owned by Parent were purchased by Parent on the open market for an aggregate cash consideration of $10,969,955 (including brokerage commissions). Such funds were from Parent's general corporate funds.

  The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

  On August 2, 1996, the Purchaser commenced an offer (the "Offer") to purchase all outstanding Shares, at $18 per Share in cash net to the seller. The aggregate consideration payable by the Purchaser with respect to the Shares in the Offer is approximately $243 million. The Offer will expire at 12:00 midnight, New York City time, on Thursday, August 29, 1996, unless the Offer is extended.

  The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares which, when added to the Shares beneficially owned by Parent and its affiliates, would represents 67% of the outstanding Shares on a fully diluted basis on the date of purchase, and (2) the Purchaser being satisfied, in its sole discretion, that the provisions of Section 203 of the Delaware General Corporation Law have been complied with or are otherwise inapplicable to the Offer and the merger described below. The Offer is also subject to certain other conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Parent currently intends to propose and seek to have the Company consummate, as soon as practicable following the

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consummation of the Offer, a merger or similar business combination with the
Purchaser (the "Proposed Merger"), pursuant to which each then outstanding Share (other than Shares owned by the Purchaser or Parent and shares owned by shareholders who perfect any available appraisal rights under Delaware law), would be converted into the right to receive an amount in cash equal to the price per share paid pursuant to the Offer and the Issuer would become a wholly owned subsidiary of Parent.

  The foregoing description is qualified in its entirety by reference to the Offer to Purchase, which is hereby incorporated by reference herein.

  Except as set forth in the Offer to Purchase, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a) As of the date hereof, Parent and the Purchaser beneficially own an aggregate of 1,000,100 Shares. Based upon publicly available information, such Shares represent approximately 7.9% of the outstanding Shares. The information set forth in the Introduction of, and in Schedule II to, the Offer to Purchase is incorporated herein by reference.

  (b) The Reporting Entities share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of the Shares held by them.

  (c) The information set forth in Schedule II of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 9 and Section 16 of, and in
Schedule II to, the Offer to Purchase is incorporated herein by reference Except as set forth in the Offer to Purchase, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of any Shares beneficially owned by the Reporting Entities.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  The information set forth in the Introduction and Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 1. Joint Acquisition Statement Pursuant to Rule 13d-1(f)(1).

  Exhibit 2. Statement on Schedule 14D-1, dated July 2, 1996.


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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 1996

                                       UNITED STATES SURGICAL CORPORATION

                                       By: /s/ Thomas R. Bremer
                                            -----------------------------------
                                            Name:Thomas R. Bremer
                                            Title: Senior Vice President and
                                                 General Counsel

                                       USS ACQUISITION CORP.

                                       By: /s/ Thomas R. Bremer
                                            -----------------------------------
                                            Name:Thomas R. Bremer
                                            Title:
                                                 President


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                                 EXHIBIT INDEX

                                                                            PAGE

Exhibit 1. Joint Acquisition Statement Pursuant to Rule 13d-1(f)(1).

Exhibit 2. Statement on Schedule 14D-1, dated August 2, 1996.